Lightspeed Commerce Inc.
Condensed Interim Consolidated Financial Statements
(Unaudited)
For the three months ended June 30, 2023
(expressed in thousands of US dollars)

Lightspeed Commerce Inc. Condensed Interim Consolidated Balance Sheets (Unaudited)
As at June 30 and March 31, 2023

(expressed in thousands of US dollars)
	Notes	June 30, 2023	March 31, 2023
Assets		$	$

Current assets
Cash and cash equivalents		780,277	800,154
Trade and other receivables	9	81,965	84,334
Inventories		14,649	12,839
Other current assets	10	39,306	37,005

Total current assets		916,197	934,332

Lease right-of-use assets, net		18,991	20,973
Property and equipment, net		19,094	19,491
Intangible assets, net		289,192	311,450
Goodwill		1,350,070	1,350,645
Other long-term assets	11	34,824	31,540
Deferred tax assets		372	301

Total assets		2,628,740	2,668,732

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	12	60,744	68,827
Lease liabilities		6,770	6,617
Income taxes payable		3,102	6,919
Deferred revenue		67,474	68,094

Total current liabilities		138,090	150,457

Deferred revenue		1,283	1,226
Lease liabilities		17,693	18,574
Other long-term liabilities		1,170	1,026

Total liabilities		158,236	171,283

Shareholders’ equity
Share capital	14	4,320,976	4,298,683
Additional paid-in capital		197,109	198,022
Accumulated other comprehensive loss	15	(2,679)	(3,057)
Accumulated deficit		(2,044,902)	(1,996,199)

Total shareholders’ equity		2,470,504	2,497,449

Total liabilities and shareholders’ equity		2,628,740	2,668,732

Commitments and contingencies	13

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
For the three months ended June 30, 2023 and 2022

(expressed in thousands of US dollars, except per share amounts)
		Three months ended June 30,
	Notes	2023	2022
		$	$

Revenues	4	209,086	173,882

Direct cost of revenues	5, 6	121,181	96,357

Gross profit		87,905	77,525

Operating expenses
General and administrative	6	24,944	30,239
Research and development	6	34,035	35,636
Sales and marketing	6	55,288	68,645
Depreciation of property and equipment		1,457	1,221
Depreciation of right-of-use assets		2,230	2,047
Foreign exchange loss		671	443
Acquisition-related compensation		2,545	17,103
Amortization of intangible assets		24,505	25,876
Restructuring		472	1,207

Total operating expenses		146,147	182,417

Operating loss		(58,242)	(104,892)

Net interest income	7	10,362	2,007

Loss before income taxes		(47,880)	(102,885)

Income tax expense (recovery)
Current		1,215	264
Deferred		(392)	(2,353)

Total income tax expense (recovery)		823	(2,089)

Net loss		(48,703)	(100,796)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations		(600)	(8,833)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax		978	(719)

Total other comprehensive income (loss)	15	378	(9,552)

Total comprehensive loss		(48,325)	(110,348)

Net loss per share – basic and diluted	8	(0.32)	(0.68)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statement of Cash Flows (Unaudited)
For the three months ended June 30, 2023 and 2022

(expressed in thousands of US dollars)
	Three months ended June 30,
	2023	2022
Cash flows from (used in) operating activities	$	$
Net loss	(48,703)	(100,796)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	2,469	15,598
Amortization of intangible assets	24,505	25,876
Depreciation of property and equipment and lease right-of-use assets	3,687	3,268
Deferred income taxes	(392)	(2,353)
Share-based compensation expense	17,823	38,528
Unrealized foreign exchange loss	322	254
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	2,628	(4,921)
Inventories	(1,810)	(1,035)
Other assets	(3,940)	1,931
Accounts payable and accrued liabilities	(8,172)	(7,876)
Income taxes payable	(3,817)	(75)
Deferred revenue	(563)	220
Other long-term liabilities	235	(26)
Net interest income	(10,362)	(2,007)

Total operating activities	(26,090)	(33,414)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,070)	(3,080)
Additions to intangible assets	(2,285)	(603)
Purchase of investments	—	(820)
Interest income	10,496	2,311

Total investing activities	7,141	(2,192)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	1,217	552
Share issuance costs	(76)	—
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(2,066)	(2,092)
Financing costs	—	(270)

Total financing activities	(925)	(1,810)

Effect of foreign exchange rate changes on cash and cash equivalents	(3)	(1,449)

Net decrease in cash and cash equivalents during the period	(19,877)	(38,865)

Cash and cash equivalents – Beginning of period	800,154	953,654

Cash and cash equivalents – End of period	780,277	914,789

Interest paid to financial institutions	—	270
Income taxes paid	5,067	11
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Unaudited)
For the three months ended June 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares)		Issued and Outstanding Shares
	Notes	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$

Balance as at March 31, 2023		151,170,305	4,298,683	198,022	(3,057)	(1,996,199)	2,497,449

Net loss		—	—	—	—	(48,703)	(48,703)
Share issuance costs		—	(129)	—	—	—	(129)
Exercise of stock options and settlement of share awards		703,223	19,953	(18,736)	—	—	1,217
Share-based compensation		—	—	17,823	—	—	17,823
Share-based acquisition-related compensation		873	2,469	—	—	—	2,469
Other comprehensive income	15	—	—	—	378	—	378

Balance as at June 30, 2023		151,874,401	4,320,976	197,109	(2,679)	(2,044,902)	2,470,504

Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289

Net loss		—	—	—	—	(100,796)	(100,796)
Share issuance costs		—	(193)	—	—	—	(193)
Exercise of stock options and settlement of share awards		488,856	15,326	(14,774)	—	—	552
Share-based compensation		—	—	38,528	—	—	38,528
Share-based acquisition-related compensation		222,715	15,598	—	—	—	15,598
Other comprehensive loss	15	—	—	—	(9,552)	—	(9,552)

Balance as at June 30, 2022		149,372,883	4,229,756	147,531	(6,875)	(1,026,986)	3,343,426

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)

    1. Organization and nature of operations
Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels.
The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD".
    2. Basis of presentation and consolidation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Certain information and disclosures have been omitted or condensed. These unaudited condensed interim consolidated financial statements should be read together with the Company’s audited annual consolidated financial statements and notes thereto for the fiscal year ended March 31, 2023.
These unaudited condensed interim consolidated financial statements were approved for issue by the Board of Directors of the Company on August 2, 2023.
Seasonality of interim operations
The operations of the Company are seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full fiscal year or any future period.
Estimates, judgments and assumptions
The preparation of the unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses during the period. These estimates and assumptions are based on historical experience, expectations of the future, and other relevant factors and are reviewed regularly. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected. Actual results may differ from these estimates.
In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of uncertainty are the same as those applied and described in the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2023.
    3. Significant accounting policies
The same accounting policies and methods of computation were followed in the preparation of these unaudited condensed interim consolidated financial statements as were followed in the preparation of the most recent audited annual consolidated financial statements.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
New and amended standards effective within the three months ended June 30, 2023
In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules, which amended IAS 12, Income Taxes, to introduce a temporary exception to the requirements to recognize and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes, and targeted disclosure requirements for affected entities. The relief is effective immediately upon issuance of the amendments and should be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, while the targeted disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. The Company is currently assessing the impact of these amendments on the consolidated financial statements.
    4. Revenues

	Three months ended June 30,
	2023	2022
	$	$

Subscription revenue	78,727	73,560
Transaction-based revenue	120,970	91,524
Hardware and other revenue	9,389	8,798

Total revenues	209,086	173,882
Transaction-based revenue includes $1,593 of revenue from merchant cash advances for the three months ended June 30, 2023 (June 30, 2022 – $1,278).
    5. Direct cost of revenues

	Three months ended June 30,
	2023	2022
	$	$

Subscription cost of revenue	19,340	20,423
Transaction-based cost of revenue	89,019	62,901
Hardware and other cost of revenue	12,822	13,033

Total direct cost of revenues	121,181	96,357
    6. Employee compensation
The total employee compensation comprising salaries and benefits, including share-based compensation and related costs, excluding government assistance and acquisition-related compensation, for the three months ended June 30, 2023, was $82,712 (June 30, 2022 – $102,211).

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
The following table outlines share-based compensation and related costs included in the following expenses:

	Three months ended June 30,
	2023	2022
	$	$

Direct cost of revenues	1,853	2,246
General and administrative	6,181	10,085
Research and development	8,376	10,885
Sales and marketing	2,323	15,086

Total share-based compensation and related costs	18,733	38,302
As at June 30, 2023, the Company had 11,950,520 options, 6,601,787 restricted share units, 75,869 deferred share units, and 476,644 performance share units which include non-market performance conditions outstanding (June 30, 2022 - 12,669,907 options, 4,748,468 restricted share units, 40,067 deferred share units and 619,640 performance share units which include non-market performance conditions outstanding).
    7. Finance income and costs

	Three months ended June 30,
	2023	2022
	$	$

Interest income	10,755	2,716
Interest expense	(393)	(709)

Net interest income	10,362	2,007

    8. Loss per share
The Company has stock options and share awards as potentially dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the three months ended June 30, 2023 and 2022. All outstanding potentially dilutive shares could potentially dilute loss per share in the future.

	Three months ended June 30,
	2023	2022

Issued Common Shares	151,874,401	149,372,883
Weighted average number of Common Shares (basic and diluted)	152,523,457	148,973,294

Net loss per share – basic and diluted	($0.32)	($0.68)

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
The weighted average number of potentially dilutive shares that are not included in the diluted per share calculations because they would be anti-dilutive was 17,123,532 stock options and share awards for the three months ended June 30, 2023 (June 30, 2022 - 17,399,850).
    9. Trade and other receivables

	June 30, 2023	March 31, 2023
	$	$

Trade receivables	30,049	37,167
Allowance for expected credit losses	(4,659)	(4,131)

Trade receivables, net	25,390	33,036

Research and development tax credits receivable	5,791	8,424
Sales tax receivable	4,944	4,862
Merchant cash advances measured at fair value	40,546	29,492
Indemnification receivables	708	4,042
Accrued interest and other	4,586	4,478

Total trade and other receivables	81,965	84,334
The indemnification receivables are for indemnities on certain liabilities assumed through our acquisitions.
    10. Other current assets

	June 30, 2023	March 31, 2023
	$	$

Restricted cash and restricted deposits	1,315	1,366
Prepaid expenses and deposits	13,991	14,149
Commission asset	12,904	12,160
Contract asset and other	11,096	9,330

Total other current assets	39,306	37,005
    11. Other long-term assets

	June 30, 2023	March 31, 2023
	$	$

Restricted cash	405	408
Prepaid expenses and deposits	3,958	3,775
Commission asset	15,984	15,147
Contract asset	12,958	10,691
Investments	1,519	1,519

Total other long-term assets	34,824	31,540

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
    12. Accounts payable and accrued liabilities

	June 30, 2023	March 31, 2023
	$	$

Trade payables	34,920	36,958
Accrued compensation and benefits	17,012	22,543
Accrued payroll taxes on share-based compensation	3,537	3,030
Acquisition-related payables	496	331
Sales tax payable	3,417	3,556
Other	1,362	2,409

Total accounts payable and accrued liabilities	60,744	68,827
    13. Contingencies, Provisions and Commitments
Contingencies
Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings.
On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit include U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally relate to web-based point of sale builder systems. The matter is expected to proceed to trial in September 2023. The Company has separately, applied for, and had instituted its applications for, inter partes review of all three patents by the U.S. Patent Trial and Appeal Board, which is expected to issue final written decisions in respect of all three patents by mid-November 2023. The Company and management intend to vigorously defend against the action.
The Company is presently engaged in a dispute with one of its residual payments partners that has resulted in that partner purporting to terminate two agreements it has with the Company and ceasing to pay the Company amounts owed pursuant to those agreements, approximately $3,600 in the quarter, beginning in April 2023. Although the Company is not yet aware of a formal claim having been filed by the partner, the partner alleges that the Company has breached certain covenants in each of the two agreements and has made a demand for damages under each agreement. The Company intends to vigorously defend against any claims resulting from the dispute.
The Company has not provisioned for the above-mentioned matters as the outcome is not determinable nor is the amount of loss, if any, reasonably estimable given the present stage of the proceedings in each case.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
Provisions
The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company.
Commitments
The Company increased its commitments from those disclosed in its audited annual consolidated financial statements for the fiscal year ended March 31, 2023. The Company renegotiated certain contracts with payments processors which include commitments of $12,435 over the next five fiscal years.
    14. Share capital

The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. All references to Common Shares refer to Subordinate Voting Shares in the Capital of Lightspeed.
    15. Accumulated other comprehensive income (loss)

	Foreign currency differences on translation of foreign operations		Hedging reserve		Total accumulated other comprehensive income (loss)
	2023	2022	2023	2022	2023	2022
	$	$	$	$	$	$
Balance as at March 31,	(2,932)	2,654	(125)	23	(3,057)	2,677

Foreign currency differences on translation of foreign operations	(600)	(8,833)	—	—	(600)	(8,833)
Change in net unrealized gain (loss) on cash flow hedging instruments	—	—	1,285	(719)	1,285	(719)
Deferred income tax expense	—	—	(307)	—	(307)	—

Balance as at June 30,	(3,532)	(6,179)	853	(696)	(2,679)	(6,875)
Foreign exchange forward contracts
The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The notional principal of the foreign exchange contracts was $79,800 CAD as at June 30, 2023 (March 31, 2023 - $109,200 CAD).
    16. Related party transactions
Key management personnel includes executive officers. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
The executive compensation expense to the top five key management personnel is as follows:

	Three months ended June 30,
	2023	2022
	$	$

Short-term employee benefits and termination benefits	814	729
Share-based payments	3,364	7,011

Total compensation paid to key management personnel	4,178	7,740
    17. Financial instruments
Fair value
The Company measures the fair value of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability;
Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions.
The Company estimated the fair value of its financial instruments as described below.
The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade accounts payable and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities.
The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at June 30 and March 31, 2023.
Recurring fair value measurements
The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations represent the discounted future settlement amounts based on current market rates.
The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. The fair value of investments was determined based on Level 3 inputs using the prices for financial instruments stemming from private investments that the Company participated in.

Lightspeed Commerce Inc. Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
June 30, 2023 and 2022

(expressed in thousands of US dollars, except number of shares and per share amounts)
As at June 30 and March 31, 2023, financial instruments measured at fair value in the unaudited condensed interim consolidated balance sheets were as follows:

	June 30, 2023			March 31, 2023

	Fair value hierarchy	Carrying amount	Fair value	Fair value hierarchy	Carrying amount	Fair value
		$	$		$	$

Assets:
Cash and cash equivalents	Level 1	780,277	780,277	Level 1	800,154	800,154
Restricted cash and restricted deposits	Level 1	1,720	1,720	Level 1	1,774	1,774
Merchant cash advances	Level 3	40,546	40,546	Level 3	29,492	29,492
Foreign exchange forward contracts	Level 2	1,160	1,160	Level 2	0	0
Investments	Level 3	1,519	1,519	Level 3	1,519	1,519
Liabilities:
Foreign exchange forward contracts	Level 2	0	0	Level 2	125	125